Filed Pursuant to Rule 424(b)(3)

Registration No. 333-70306

PROSPECTUS SUPPLEMENT NO. 14

TO PROSPECTUS DATED OCTOBER 22, 2001

$360,000,000

The PMI Group, Inc.

2.50% Senior Convertible Debentures due 2021

and

Shares of Common Stock Issuable Upon Conversion of the Debentures

This prospectus supplement supplements information contained in the prospectus dated October 22, 2001 covering the resale by selling securityholders of our 2.50% Senior Convertible Debentures due 2021, or the Debentures, and shares of our common stock issuable upon conversion of the Debentures. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto. The terms of the Debentures are set forth in the prospectus.

See “Risk Factors” section beginning on page 6 of the prospectus to read about factors you should consider before purchasing the Debentures or common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Amendment of the Indenture

Effective May 28, 2003, the indenture, dated as of July 16, 2001, between us and the Bank of New York, as trustee, was amended as described in this prospectus supplement.

The amendment changed the definition of Designated Subsidiary, which is used in connection with events of default under the indenture, by excluding from the definition Fairbanks Capital Holding Corp. (“Fairbanks”) and Fairbanks’ Subsidiaries, and any of their respective successors. The amendment also increased the percentage (from 15% to 25%) of our total assets on a consolidated basis (“Total Assets”) that any of our Subsidiaries is required to represent to constitute a Designated Subsidiary. In addition, the amendment provided that, in the case of any Subsidiary that is not accounted for as a consolidated entity in our consolidated financial statements in accordance with generally accepted accounting principles in the United States, only our proportionate share of the assets of such Subsidiary will be counted for purposes of the Total Assets test.

Specifically, the indenture now defines a Designated Subsidiary as PMI Mortgage Insurance Co. (“PMI”), PMI Mortgage Insurance Australia (Holdings) Pty Limited (“PMI Australia Holdings”) and PMI Mortgage Insurance Ltd (“PMI Australia”), and any other existing or future, direct or indirect, Subsidiary of ours whose assets constitute 25% or more of Total Assets. Neither Fairbanks nor any of its Subsidiaries (nor any successor by merger or similar transaction to any of the foregoing) shall in any circumstance be deemed a Designated Subsidiary or considered together with any other Subsidiary or

Subsidiaries of ours to determine whether such group of Subsidiaries, taken as a whole, would constitute a Designated Subsidiary. In the case of any Subsidiary that is not accounted for as a consolidated entity in our consolidated financial statements in accordance with generally accepted accounting principles in the United States, only our proportionate share of the assets of such Subsidiary based on our direct or indirect ownership of equity interests in such Subsidiary shall be counted for purposes of determining:

•	whether such Subsidiary’s assets constitute 25% or more of Total Assets; or

•	whether such Subsidiary, considered together with any other Subsidiary or Subsidiaries, taken as a whole, would constitute a Designated Subsidiary.

The indenture defines a Subsidiary as any person of which at least a majority of the outstanding voting stock is at the time in question directly or indirectly owned or controlled by us and one or more of our Subsidiaries.

As a result of the amendment, any failure by Fairbanks or any of its Subsidiaries to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Fairbanks or any of its Subsidiaries will not constitute an event of default under the indenture. In addition, events of bankruptcy, insolvency or reorganization with respect to Fairbanks or any of its Subsidiaries will not result in an event of default under the indenture. Also, some current Subsidiaries, any of which might have become Designated Subsidiaries as a result of changes in their assets or Total Assets, and some possible future Subsidiaries of ours that might have otherwise constituted Designated Subsidiaries will not constitute Designated Subsidiaries as a result of the amendment. Consequently, failures to pay indebtedness at maturity or defaults with respect to indebtedness for borrowed money by any such Subsidiary that would no longer constitute a Designated Subsidiary will not constitute events of default under the indenture. The amendment did not amend any other provisions of the indenture, including our obligation to make principal and interest (including any contingent interest and additional interest) payments on the Debentures when due, and provisions with respect to redemption, maturity, voting rights, conversion rights and ranking of the Debentures.

The date of this prospectus supplement is June 2, 2003.